Filed pursuant to Rule 433

Free Writing Prospectus dated October 20, 2009

Registration Statement No. 333-156781

Crown Castle International Corp.

Pricing Term Sheet – October 20, 2009

$500,000,000 7.125% Senior Notes due 2019

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated

October 20, 2009, filed as part of Registration Statement No. 333-156781

Issuer:	Crown Castle International Corp. (the “Company”)

Security:	7.125% Senior Notes due 2019

Aggregate Principal Amount Offered:	$500,000,000

Principal Amount per Note:	$2,000 minimum, $1,000 increments

Rating[1]:	B1 / B+

Trade Date:	October 20, 2009

Settlement Date:	October 23, 2009 (T + 3)

Maturity:	November 1, 2019

Coupon Payment Dates:	May 1 and November 1 of each year, beginning May 1, 2010

Coupon Record Dates:	Semi-annual on April 15 and October 15

Optional Redemption:	103.563% on or after November 1, 2014;
102.375% on or after November 1, 2015;
101.188% on or after November 1, 2016; 100.000% on or after November 1, 2017

Equity Clawback:	Up to 35% until November 1, 2012 at 107.125%

[1]

A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

Coupon:	7.125%

Price to Public:	99.500%

Yield to Maturity:	7.195%

Gross Spread (%):	1.50%

Gross Spread ($):	$7,500,000

Net Proceeds to the Company after Underwriting Discount and Before Other Expenses (%):	98.000%

Net Proceeds to the Company after Underwriting Discount and Before Other Expenses ($):	$490,000,000

CUSIP:	228227 B A1

ISIN:	US 228227 B A19

Joint Book-Running Managers:	Barclays Capital Inc. RBS Securities Inc. Banc of America Securities LLC Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated Calyon Securities (USA) Inc. TD Securities (USA) LLC

The Company has previously filed a registration statement (including a prospectus) on Form S-3 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which registration statement was automatically effective on January 16, 2009. Before you invest, you should read the prospectus supplement to the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement relating to this offering may also be obtained by contacting Barclays Capital Inc. toll free at 888-603-5847 or by email at barclaysprospectus@broadridge.com.